Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Dividend Rates on Non- Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 and Non-Cumulative Floating Rate Class B Preferred Shares, Series 26

TORONTO, July 26, 2016 – Further to the announcement by Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) on June 27, 2016, the Bank today announced the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 (the “Preferred Shares Series 25”) and Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 (the “Preferred Shares Series 26”).

With respect to any Preferred Shares Series 25 that remain outstanding after August 25, 2016, commencing as of such date, holders thereof will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the five-year period commencing on August 25, 2016, and ending on August 24, 2021, will be 1.805 per cent, being equal to the sum of the five-year Government of Canada bond yield as at July 26, 2016, plus 1.15 per cent, as determined in accordance with the terms of the Preferred Shares Series 25.

With respect to any Preferred Shares Series 26 that may be issued on August 25, 2016, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, calculated on the basis of the actual number of days elapsed in each quarterly floating rate period divided by 365, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the three-month period commencing on August 25, 2016, and ending on November 24, 2016, will be 1.622 per cent, being equal to the sum of the three-month Government of Canada Treasury bill yield as at July 26, 2016, plus 1.15 per cent, as determined in accordance with the terms of the Preferred Shares Series 26.

Beneficial owners of Preferred Shares Series 25 who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to ensure that they meet the deadline to exercise such right, which is 5:00 p.m. (EDT) on August 10, 2016.

Conversion enquiries should be directed to BMO’s Registrar and Transfer Agent, Computershare Trust Company of Canada, at 1-800-340-5021.

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $681 billion as of April 30, 2016, and over 45,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, (514) 877-8224

For Investor Relations Enquiries:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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